UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-11834

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNUMPROVIDENT 401(k) RETIREMENT PLAN
1 Fountain Square
Chattanooga, Tennessee 37402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnumProvident Corporation
1 Fountain Square
Chattanooga, Tennessee 37402

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

As of December 31, 2003 and 2002 and year ended December 31, 2003, with Report of Independent Registered Public Accounting Firm

0306-0442920

UnumProvident 401(k) Retirement Plan

Financial Statements
and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
UnumProvident 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnumProvident 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2004 Ernst & Young LLP

UnumProvident 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments, at fair value	**$506,315,369**	**$406,779,340**
Contribution receivables:		
Participants	**0**	**170,102**
Employer	**0**	**77,484**
Total receivables	**0**	**247,586**
Net assets available for benefits	**$506,315,369**	**$407,026,926**

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:	
Investment income	$ 11,956,717
Net appreciation in fair value of investments	63,077,469
Contributions:	
Participants	35,930,450
Employer	16,022,364
	51,952,814
Total additions	126,987,000
Deductions from net assets attributed to:	
Benefits paid to participants	27,566,759
Administrative expenses	131,798
Total deductions	27,698,557
Net increase	99,288,443
Net assets available for benefits	
Beginning of year	407,026,926
End of year	$506,315,369

See accompanying notes.

1. Description of the Plan

The following description of the UnumProvident 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of UnumProvident Corporation and its subsidiaries (UnumProvident or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching after the completion of 1,000 hours in a 12 month period. The Plan sponsor is UnumProvident. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. Members of the Committee are appointed by the Compensation Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1% to 25% of their annual compensation, including incentive payouts, on a pretax basis. UnumProvident matches 100% of participant contributions up to 3% of each participant's pay period compensation contributed, plus 50% of participant contributions on the next 2% of the participant's pay period compensation contributed, for a maximum match of 4% after one year of service, as defined. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of UnumProvident. Contributions are limited to the maximum amount allowable under the Internal Revenue Code (the Code), $12,000 in 2003 plus $2,000 for participants age 50 or older who could elect a catch up contribution. Limits in 2002 were $11,000 with catch up contributions of an additional $1,000.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Employer and employee contributions are immediately 100% vested at the date of contribution, plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate as published in *The Wall Street Journal* on the first business day of the month the loan is approved. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death.

Administrative Expenses

Costs of plan administration, including accounting and auditing fees, were paid by UnumProvident for the year ended December 31, 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common stock of the Company are based on the closing market price of the Company's common stock. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

2. Summary of Accounting Policies (continued)

The investment contracts are recorded at initial contract value plus accrued interest. The contracts are fully benefit responsive. There are no reserves against contract values for credit risk. The approximate average yield and the crediting interest rate for each investment contract is summarized as follows for 2003 and 2002:

Investment Contract	Average Yield	Crediting Interest Rate
December 31, 2003		
John Hancock Mutual Life Ins. Co., GAC14795	7.99%	6.91%
Travelers Insurance Company, GR-17260	6.64%	5.97%
Travelers Insurance Company, GR-17279	7.12%	6.11%
December 31, 2002		
John Hancock Mutual Life Ins. Co., GAC14795	8.02%	6.91%
John Hancock Mutual Life Ins. Co., GAC14794	6.88%	5.90%
Monumental Life Ins. Co., MDA00113FR-00	7.57%	6.80%
Monumental Life Ins. Co., MDA00046FR-00	6.79%	5.82%
Travelers Insurance Company, GR-17260	6.96%	5.97%
Travelers Insurance Company, GR-17183	6.52%	5.64%
Travelers Insurance Company, GR-17279	7.06%	6.11%

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2003, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$ 2,956,355
Mutual funds	60,121,114
	$63,077,469

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

	December 31	
	2003	**2002**
Fidelity Magellan Fund	**$ 50,274,690**	$37,791,238
Fidelity Contrafund	**67,576,496**	50,713,095
Fidelity Equity Income Fund	**35,095,702**	25,990,640
Spartan U.S. Equity Index Fund	**49,058,156**	37,138,766
Blended Income Fund	**115,245,058**	98,427,768
UnumProvident Stock	**48,188,515**	42,295,472
PIMCO Total Return Fund Adminstrative Class	**27,089,836**	23,113,942
Fidelity Puritan Fund	**31,608,463**	23,416,704

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in UnumProvident Stock, which consists principally of UnumProvident common stock (3,055,708 shares with a market value of $15.77 per share totaling $48,188,515 owned as of December 31, 2003 and 2,365,004 shares with a market value of $17.54 per share totaling $41,482,170 owned as of December 31, 2002). Interest and dividends related to the common stock holdings amounted to $1,089,105 as of December 31, 2003, which included dividends of $.075 per share, per quarter, on the UnumProvident shares held by the Plan.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2003 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

Employer I.D. 62-1598430 Plan No. 002

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Shares of Registered Investment Companies:		
	*Fidelity Management Trust Company	Templeton Growth A Fund	$ 2,510,026
	*Fidelity Management Trust Company	Ariel Appreciation Fund	4,878,367
	*Fidelity Management Trust Company	Fidelity Puritan Fund	31,608,463
	*Fidelity Management Trust Company	Fidelity Magellan Fund	50,274,690
	*Fidelity Management Trust Company	Fidelity Contrafund	67,576,496
	*Fidelity Management Trust Company	Fidelity Equity Income Fund	35,095,702
	*Fidelity Management Trust Company	Fidelity OTC Portfolio	21,526,284
	*Fidelity Management Trust Company	Fidelity Overseas Fund	22,040,628
	*Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	14,520,546
	*Fidelity Management Trust Company	PIMCO Total Return Fund Administrative Class	27,089,836
	*Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	49,058,156
	*Fidelity Management Trust Company	Blended Income Fund	115,245,058
	*Fidelity Management Trust Company	Brokeragelink (Self Managed Brokerage Account)	1,285,932
	*Fidelity Management Trust Company	Interest Bearing Cash	830,994
	*UnumProvident Stock	Common Stock	48,188,515
	Guaranteed Investment Contracts:		
	John Hancock Mutual Life Insurance Company, GAC14795	6.91%, maturing 6/23/04	1,689,858
	Travelers Insurance Company, GR-17260	5.97%, maturing 3/24/04	1,642,000
	Travelers Insurance Company, GR-17279	6.11%, maturing 3/24/04	2,306,742
	*Participants' loans	5% to 10.5%	8,947,076
			$506,315,369

** Indicates party in interest to the Plan.*
Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNUMPROVIDENT 401(k) RETIREMENT PLAN

Date: June 28, 2004

/s/ Robert C. Greving

Robert C. Greving
Executive Vice President and Chief Financial Officer
Benefit Finance Committee Member

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUMPROVIDENT 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	**EXHIBIT**
Consent of Independent Auditors	23
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	99

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-47751) pertaining to the 401(k) Retirement Plan of UnumProvident Corporation of our report dated June 22, 2004, with respect to the financial statements and schedule of the UnumProvident 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Chattanooga, Tennessee
June 22, 2004

Ernst & Young LLP

EXHIBIT 99

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

On behalf of UnumProvident Corporation 401(k) Retirement Plan (the "Plan"), each of the undersigned, **THOMAS R. WATJEN**, the President and Chief Executive Officer, and **ROBERT C. GREVING**, the Executive Vice President and Chief Financial Officer of **UNUMPROVIDENT CORPORATION** (the "Company") does hereby certify that:

1. The Plan's Report on Form 11-K for the fiscal year ended December 31, 2003 (the "Report"), fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

IN WITNESS WHEREOF, each of the undersigned has executed this statement on this the 28th day of June, 2004.

Thomas R. Watjen
President and Chief Executive Officer

Robert C. Greving
Executive Vice President and Chief Financial Officer

A signed original of this written certification required by Section 906 has been provided to the UnumProvident 401(k) Retirement Plan and will be retained by the UnumProvident 401(k) Retirement Plan and furnished to the Securities and Exchange Commission or its staff upon request.

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